===========================================================================


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                __________


                                 FORM 11-K


                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



     (Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
     For the fiscal year ended December 31, 1995

                                    OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934.
     For the transition period from _________ to _________

                      Commission file number: 1-8973

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Kysor Industrial Corporation Savings Plan

          B.   Name of issuer of the securities held pursuant to the
     plan and the address of its principal executive office:   Kysor
     Industrial Corporation, One Madison Avenue, Cadillac, Michigan
     49601


===========================================================================





















                 KYSOR INDUSTRIAL CORPORATION SAVINGS PLAN

                 REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        AND SUPPLEMENTAL SCHEDULES

              FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994






























KYSOR INDUSTRIAL CORPORATION SAVINGS PLAN
INDEX


                                                                        PAGES

Report of Independent Accountants. . . . . . . . . . . . . . . . .          2


Financial Statements:

  Statements of Net Assets Available for Plan Benefits as of
     December 31, 1995 and 1994. . . . . . . . . . . . . . . . . .        3-4

  Statements of Changes in Net Assets Available for Plan
     Benefits for the years ended December 31, 1995, 1994
     and 1993. . . . . . . . . . . . . . . . . . . . . . . . . . .        5-7

  Notes to Financial Statements. . . . . . . . . . . . . . . . . .       8-12


Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1995 . . . . . . . . . . . . . . . . . . .         13

  Item 27d - Schedule of Reportable Transactions for the
     year ended December 31, 1995. . . . . . . . . . . . . . . . .         14























                                      -1-
COOPERS                                 COOPERS & LYBRAND L.L.P.
&LYBRAND

                                        A PROFESSIONAL SERVICES FIRM
REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee of the
Kysor Industrial Corporation Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Kysor Industrial Corporation Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the




                                      -2-
audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.

Detroit, Michigan
May 23, 1996






































                                      -3-


Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.

KYSOR INDUSTRIAL CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1995
                                     U.S.         MONEY         BOND AND       REAL      INTERNATIONAL      STOCK       GUARANTEED
                                    STOCK         MARKET        MORTGAGE      ESTATE         STOCK          INDEX        INTEREST
            ASSETS                 ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT        ACCOUNT       ACCOUNT
Pooled separate account           $1,910,551      $856,364      $533,717      $118,307      $948,994      $590,285

Uncollected contracts                                                                                                   $4,700,083

Loans to participants

Kysor Industrial Corporation
  common stock

     Total assets                 $1,910,551      $856,364      $533,717      $118,307      $948,994      $590,285      $4,700,083

     NET ASSETS AVAILABLE
       FOR PLAN BENEFITS

Net assets available for
  plan benefits                   $1,910,551      $856,364      $533,717      $118,307      $948,994      $590,285      $4,700,083

                  SMALL          BOND         STOCK                      CORPORATE
   VALUE         COMPANY       EMPHASIS      EMPHASIS        LOAN         COMMON
   STOCK          STOCK        BALANCED      BALANCED    PARTICIPATION     STOCK
  ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT         FUND          FUND           TOTAL
 $379,871       $796,483       $70,037       $92,242                                  $ 6,296,851

                                                                                        4,700,083

                                                           $557,231                       557,231


                                                                        $3,366,484      3,366,484

 $379,871       $796,483       $70,037       $92,242       $557,231     $3,366,484    $14,920,649





 $379,871       $796,483       $70,037       $92,242       $557,231     $3,366,484    $14,920,649

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
                                      -4-

KYSOR INDUSTRIAL CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1994
                                     U.S.         MONEY         BOND AND       REAL      INTERNATIONAL      STOCK       GUARANTEED
                                    STOCK         MARKET        MORTGAGE      ESTATE         STOCK          INDEX        INTEREST
            ASSETS                 ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT        ACCOUNT       ACCOUNT
Pooled separate account           $1,266,450      $830,448      $484,654      $ 86,969      $747,772      $326,791

Uncollected contracts                                                                                                   $4,037,953

Loans to participants

Kysor Industrial Corporation
  common stock

     Total assets                 $1,266,450      $830,448      $484,654      $ 86,969      $747,772      $326,791      $4,037,953

     NET ASSETS AVAILABLE
       FOR PLAN BENEFITS

Net assets available for
  plan benefits                   $1,266,450      $830,448      $484,654      $ 86,969      $747,772      $326,791      $4,037,953

                  SMALL          BOND         STOCK                      CORPORATE
   VALUE         COMPANY       EMPHASIS      EMPHASIS        LOAN         COMMON
   STOCK          STOCK        BALANCED      BALANCED    PARTICIPATION     STOCK
  ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT         FUND          FUND           TOTAL
 $ 88,332       $325,351       $30,908       $51,965                                  $ 4,239,640

                                                                                        4,037,953

                                                           $555,164                       555,164


                                                                        $2,875,361      2,875,361

 $ 88,332       $325,351       $30,908       $51,965       $555,164     $2,875,361    $11,708,118





 $ 88,332       $325,351       $30,908       $51,965       $555,164     $2,875,361    $11,708,118

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
                                      -5-

KYSOR INDUSTRIAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995
                                     U.S.         MONEY         BOND AND       REAL      INTERNATIONAL      STOCK       GUARANTEED
                                    STOCK         MARKET        MORTGAGE      ESTATE         STOCK          INDEX        INTEREST
                                   ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT        ACCOUNT       ACCOUNT
Employee contributions            $  254,292      $ 87,068      $ 79,467      $ 21,493      $162,174      $ 86,428     $  645,390
Interest                                                                                                                  297,624
Dividends
Net appreciation in fair
  value of investments               446,886        47,070        78,895         8,096       111,405       139,202

     Total additions                 701,178       134,138       158,362        29,589       273,579       225,630        943,014

Benefit payments                      31,927        43,719        30,191         1,695        17,051         8,754        180,674
Other expenses                                       1,000                                                                  1,165

     Total deductions                 31,927        44,719        30,191         1,695        17,051         8,754        181,839

     Net increase in plan
       assets                        669,251        89,419       128,171        27,894       256,528       216,876        761,175

Net assets available for
  plan benefits, beginning
  of year                          1,266,450       830,448       484,654        86,969       747,772       326,791      4,037,953

Transfers (to) from other
  accounts                           (25,150)      (63,503)      (79,108)        3,444       (55,306)       46,618        (99,045)

     Net assets available
       plan benefits, end
       of year                    $1,910,551      $856,364      $533,717      $118,307      $948,994      $590,285     $4,700,083















                                      -6-

                  SMALL          BOND         STOCK                      CORPORATE
   VALUE         COMPANY       EMPHASIS      EMPHASIS        LOAN         COMMON
   STOCK          STOCK        BALANCED      BALANCED    PARTICIPATION     STOCK
  ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT         FUND          FUND           TOTAL
 $ 61,137       $140,954       $15,070       $27,529                    $  290,214    $ 1,871,216
                                                           $ 38,319                       335,943
                                                                            77,609         77,609

   75,234        140,483        11,233        15,234                       300,825      1,374,563

  136,371        281,437        26,303        42,763         38,319        668,648      3,659,331

   14,045          9,996         2,219         1,481                       102,883        444,635
                                                                                            2,165

   14,045          9,996         2,219         1,481           -           102,883        446,800


  122,326        271,441        24,084        41,282         38,319        565,765      3,212,531



   88,332        325,351        30,908        51,965        555,164      2,875,361     11,708,118


  169,213        199,691        15,045        (1,005)       (36,252)       (74,642)         -



 $379,871       $796,483       $70,037       $92,242       $557,231     $3,366,484    $14,920,649

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
















                                      -7-

KYSOR INDUSTRIAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1994
                                     U.S.         MONEY         BOND AND       REAL      INTERNATIONAL      STOCK       GUARANTEED
                                    STOCK         MARKET        MORTGAGE      ESTATE         STOCK          INDEX        INTEREST
                                   ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT        ACCOUNT       ACCOUNT
Employee contributions            $  220,158      $ 80,317      $110,251      $ 21,841      $151,758      $ 65,707     $  516,835
Interest                                                                                                                  221,602
Dividends
Net appreciation in fair
  value of investments                 5,353        30,883                       3,149                       3,740

     Total additions                 225,511       111,200       110,251        24,990       151,758        69,447        738,437

Net depreciation in fair
  value of investments                                            10,120                      18,204
Benefit payments                      22,813        70,128        21,619           787        11,362         8,517        173,269
Other expenses                                      39,068                                                                  3,557

     Total deductions                 22,813       109,196        31,739           787        29,566         8,517        176,826

     Net increase in plan
       assets                        202,698         2,004        78,512        24,203       122,192        60,930        561,611

Net assets available for
  plan benefits, beginning
  of year                          1,102,696       803,658       429,914        29,184       373,942       258,281      3,779,249

Transfers (to) from other
  accounts and/or Kysor
  Industrial Corporation
  401(k) Plan                        (38,944)       24,786       (23,772)       33,582       251,582         7,580       (302,907)

     Net assets available
       plan benefits, end
       of year                    $1,266,450      $830,448      $484,654      $ 86,969      $747,772      $326,791     $4,037,953











                                      -8-

                  SMALL          BOND         STOCK                      CORPORATE
   VALUE         COMPANY       EMPHASIS      EMPHASIS        LOAN         COMMON
   STOCK          STOCK        BALANCED      BALANCED    PARTICIPATION     STOCK
  ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT         FUND          FUND           TOTAL
 $ 26,525       $ 89,075       $10,925       $12,103                    $  224,739    $ 1,530,234
                                                           $ 11,443                       233,045
                                                                            66,737         66,737

      475          8,932                          71                       622,116        674,719

   27,000         98,007        10,925        12,174         11,433        913,592      2,504,735


                                   421                                                     28,745
      695          7,526                       4,973                        52,747        374,436
                                                                                           42,625

      695          7,526           421         4,973           -            52,747        445,806


   26,305         90,481        10,504         7,201         11,443        860,845      2,058,929



                                                            486,305      2,364,821      9,628,050






   62,027        234,870        20,404        44,764         57,416       (350,305)        21,139



 $ 88,332       $325,351       $30,908       $51,965       $555,164     $2,875,361    $11,708,118

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.










                                      -9-

KYSOR INDUSTRIAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993

                                      U.S.             MONEY            BOND AND           REAL          INTERNATIONAL
                                     STOCK            MARKET            MORTGAGE          ESTATE            STOCK
                                    ACCOUNT           ACCOUNT           ACCOUNT           ACCOUNT          ACCOUNT
Employee contributions            $  224,165          $111,883          $ 96,332          $14,825          $ 40,924
Interest
Dividends                                874               588                83                4                24
Net appreciation in fair
  value of investments                89,194            24,033            29,615              890            75,154

     Total additions                 309,233           136,504           126,030           15,719           116,102

Net depreciation in fair
  value of investments
Benefit payments                      15,702           141,458            13,212              418             1,437
Other expenses

     Total deductions                 15,702           141,458            13,212              418             1,437

Net increase (decrease)
  in plan assets                     293,531            (4,954)          112,818           15,301           114,665

Net assets available
  for plan benefits,
  beginning year                     507,208           866,630           224,195           13,484            65,535

Transfers (to) from
  other accounts                     301,957           (58,018)           92,901              399           193,742

     Net assets avail-
       able for plan
       benefits, end
       of year                    $1,102,696          $803,658          $429,914          $29,184          $373,942











                                      -10-

                                                          CORPORATE
  STOCK            GUARANTEED            LOAN              COMMON
  INDEX             INTEREST        PARTICIPATION          STOCK
 ACCOUNT            ACCOUNT              FUND               FUND                TOTAL
 $ 72,138          $  572,893                            $  266,674          $1,359,834
                      279,315          $ 26,143                                 305,458
       54               3,951                                53,654              59,232

   19,585                                                                       233,471

   91,777             856,159            26,143             280,328           1,957,995


                                                            118,137             118,137
   17,654             587,947                               122,503             900,331
                           82                                                        82

   17,654             588,029                               240,640           1,018,550


   74,123             268,130            26,143              39,688             939,445



  153,918           3,658,104           321,822           2,877,709           8,688,605


   30,240            (146,985)          138,340            (552,576)               -




 $258,281          $3,779,249          $486,305          $2,364,821          $9,628,050

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.













                                      -11-
KYSOR INDUSTRIAL CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION:

     a. GENERAL: The following brief description of the Kysor Industrial Corporation Savings Plan (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a cash or deferred profit-sharing plan which was established as of January 1, 1985. Eligible for participation are all salaried and nonunion hourly employees of Kysor Industrial Corporation (the "Employer"). The Plan's investments are managed by the Plan's custodians and disbursed to specific investments in proportions selected by each participant.

          The custodians of the Plan are Bankers Trust and Principal Mutual Life Insurance Company. Plan assets are held and invested by the custodians.

     b. ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     c. CONTRIBUTIONS: Employee contributions represent a percentage of the eligible participant's earnings as defined in the Plan agreement.

          Employee contributions to the Plan occur through salary deferrals authorized by the participant. Amounts so contributed to the Plan are not subject to federal income tax until the participant withdraws the money from the Plan. Any withdrawal that occurs prior to an employee reaching age 59-1/2 will, under current rules, result in a 10 percent penalty tax being assessed over and above the regular tax.

     d. PLAN BENEFITS: A participant's pre-tax account is fully vested at all times with the exception of the Medallion (a division of Kysor Industrial Corporation) participant's profit-sharing account, which has a seven-year vesting schedule determined by a participant's years of service. Upon reaching age 59-1/2, the participant is eligible to receive his/her fully vested benefits in one lump sum or in installment payments. The mandatory


                                      -12-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   PLAN DESCRIPTION, CONTINUED:

          benefit commencement date is the last day of the participant's taxable year in which the age of 70-1/2 has been attained.

     e. DEATH BENEFITS: The Plan provides for preretirement and postretirement death benefits. Upon death, the amount credited to the participant's account shall be paid to the previously designated beneficiary.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The following is a summary of significant accounting policies followed in the preparation of these financial statements.

     a. INVESTMENT VALUATION: Investments include an interest in pooled separate accounts maintained by the investment manager of the Plan. The pooled separate accounts represent a pooled fund for the Kysor Industrial Corporation's savings plans and other unrelated plans.

          The fair value of the pooled investments represents the Plan's pro rata interest in the aggregate fair value of the pooled separate account.

          Investments also include assets held and invested by the limited trustee of the Plan under a limited trust agreement.

          Investments in common stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments in common stocks traded on a national securities exchange for which no sale was reported on that date and investments in common stocks traded in an over-the-counter market are valued at the last reported bid prices.

          Investments in bonds are valued at the last reported sales price on the last business day of the year; investments in bonds for which no sale was reported on that date are valued at the most recently published transaction price. If there have been no recent transactions, quotations are obtained from security dealers. Loans to participants are considered assets of the Plan and valued at fair value.




                                      -13-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

          Investments in the Guaranteed Interest Account are valued at fair value. The fair value of the account is based on discounted cash flows to expected maturity. At December 31, 1995, the fair value of the account approximated the contract value.

     b.   NET APPRECIATION OR DEPRECIATION IN FAIR VALUE OF INVESTMENTS:
          The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     c. OTHER: Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on average cost.

          Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.


3.   INVESTMENTS:

     Each participant has the option of investing all or a portion of his/her account in any of thirteen investment vehicles (i.e. funds or accounts). For the 1995 and 1994 plan years, these investment options included pooled separate accounts, which were managed by the investment manager, and common stock of Kysor Industrial Corporation, as follows:

     a. U. S. STOCK ACCOUNT: The common stock account is a pooled investment account that invests in U. S. securities, primarily common stocks.

     b. MONEY MARKET ACCOUNT: The money market account is a pooled investment account which invests in money market instruments.

     c. BOND AND MORTGAGE ACCOUNT: The bond and mortgage account (Primart Separate Account) is a pooled investment account invested in intermediate-term fixed income loans.

     d. REAL ESTATE ACCOUNT: The real estate separate account is a pooled investment account invested in owned commercial property.





                                      -14-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.   INVESTMENTS, CONTINUED:

     e. INTERNATIONAL STOCK ACCOUNT: The international stock separate account is a pooled investment account invested primarily in common stocks of corporations located outside the United States. The account may also occasionally invest in preferred stocks or convertible bonds of these corporations. At the account manager's discretion, account assets may also be invested in
          U. S. or non-U. S. securities other than stocks or retained in cash.

     f. STOCK INDEX ACCOUNT: The stock index account is a pooled investment account primarily invested in the common stock of those firms included in the Standard & Poor's 500 Stock Index.

     g. GUARANTEED INTEREST ACCOUNT: The guaranteed interest account is invested through the Principal Financial Group Pooled General Account. General Account investments emphasize privately-placed loans such as bonds and commercial mortgages.

     h. VALUE STOCK ACCOUNT: The Value stock separate account is a pooled investment account invested primarily in income-producing common stocks that are undervalued in the marketplace according to traditional measures of value.

     i. SMALL COMPANY STOCK ACCOUNT: The small company stock separate account is a pooled investment account invested primarily in common stocks of smaller companies whose earnings are expected to grow at above average rates.

     j. BOND EMPHASIS BALANCED ACCOUNT: The bond emphasis balanced separate account is a pooled investment account invested in other separate accounts of Principal Mutual Life Insurance Company, weighted toward fixed income accounts.

     k. STOCK EMPHASIS BALANCED ACCOUNT: The stock emphasis balanced separate account is a pooled investment account invested in other separate accounts of Principal Mutual Life Insurance Company, weighted toward equity accounts.

     l. LOAN PARTICIPATION FUND: The Plan allows participants to borrow from their benefit accounts by securing a promissory note with the trustee. Principal and interest repayment terms shall not exceed a five-year period. Loan transactions are treated as a transfer to (from) the investment accounts from (to) the Loan Participation Fund.


                                      -15-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.   INVESTMENTS, CONTINUED:

     m. CORPORATE COMMON STOCK FUND: This investment option allows participants to purchase Kysor Industrial Corporation common stock.


4.   TAX STATUS:

     The Plan obtained its latest determination letter on August 2, 1993, in which the Internal Revenue Service advised that the Plan, as designed to conform with ERISA, constituted a qualified plan under
     Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


5.   PRIORITIES ON PLAN TERMINATION:

     While the Employer has not expressed any intent to discontinue the Plan, it has the right at any time to declare the Plan terminated solely as to it or as to any of the Employer's divisions, facilities or operational units. In the event the Employer discontinues the Plan, the net assets of the Plan will be allocated among the participants and beneficiaries of the Plan in accordance with the terms set forth in the Plan agreement.


6.   ADMINISTRATIVE EXPENSE:

     Administrative expenses of the Plan are paid by Kysor Industrial
     Corporation.













                                      -16-

KYSOR INDUSTRIAL CORPORATION SAVINGS PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1995

                                                                 (C)
                       (B)                            DESCRIPTION OF INVESTMENT,
               IDENTITY OF ISSUER,                     INCLUDING MATURITY DATE,                                         (E)
                BORROWER, LESSOR                     RATE OF INTEREST, COLLATERAL,                   (D)              CURRENT
 (A)            OR SIMILAR PARTY                        PAR OR MATURITY VALUE                        COST              VALUE
                                                    Pooled separate account:
      Principal Mutual Life Insurance Company          Common Stock account                     $ 1,384,973        $ 1,910,551
      Principal Mutual Life Insurance Company          Money market account                         772,583            856,364
      Principal Mutual Life Insurance Company          Bond and mortgage account                    443,078            533,717
      Principal Mutual Life Insurance Company          Real estate account                          106,694            118,307
      Principal Mutual Life Insurance Company          International stock account                  808,350            948,994
      Principal Mutual Life Insurance Company          Stock index account                          442,799            590,285
      Principal Mutual Life Insurance Company          Value stock account                          309,784            379,871
      Principal Mutual Life Insurance Company          Small company stock account                  651,818            796,483
      Principal Mutual Life Insurance Company          Bond emphasis balanced account                62,851             70,037
      Principal Mutual Life Insurance Company          Stock emphasis balanced account               78,490             92,242

      Principal Mutual Life Insurance Company          Guaranteed interest account with
                                                          contract maturity dates ranging
                                                          from one to seven years and
                                                          guaranteed interest rates
                                                          ranging from 4.5 to 8.7
                                                          percent                                 4,700,533          4,700,083

<F*>  Loans to participate                             Maturity date ranges from one to
                                                          five years from the inception
                                                          of the loan, interest for all
                                                          loans is prime plus two percent
                                                          (the prime rate through the
                                                           year ended December 31, 1995
                                                           was 8.5 percent)                           -                557,231

<F*>  Kysor Industrial Corporation                     Common stock                               1,717,210          3,366,484

                                                                                                $11,479,163        $14,920,649

<F*>IDENTIFIES A TRANSACTION WITH A PARTY-IN-INTEREST





                                      -17-

KYSOR INDUSTRIAL CORPORATION SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                                                                         (F)
                                                                                                                       EXPENSE
         (A)                                                                     (C)            (D)         (E)        INCURRED
     IDENTITY OF                               (B)                             PURCHASE       SELLING      LEASE         WITH
   PARTY INVOLVED                      DESCRIPTION OF ASSET                     PRICE          PRICE       RENTAL     TRANSACTION*
REPORTING CRITERION I:          Any transaction within the plan year,
                                with respect to any plan asset, involv-
                                ing an amount in excess of five
                                percent of the current value of plan
                                assets.

                                None.

REPORTING CRITERION II:         Any series of transactions within the
                                plan year with respect to securities
                                of the same issue that, when
                                aggregated, involves more than five
                                percent of the current value of plan
                                assets.

                                None.

  Principal Mutual Life
    Insurance Company:
   Pooled separate account      Guaranteed Interest Account:
                                   234 Purchases                               $1,0655,339
                                   134 Sales                                                  $687,517

REPORTING CRITERION III:        Any transaction within the plan year
                                involving securities of the same issue
                                if within the plan year any series of
                                transactions with respect to such
                                securities, when aggregated, involves
                                an amount in excess of five percent of
                                the current value of plan assets.

                                None.








                                      -18-
REPORTING CRITERION IV:         Any transaction within the plan year
                                with respect to securities with or in
                                conjunction with a person if any
                                prior or subsequent single transaction
                                within the plan year with such person
                                with respect to securities exceeds five
                                percent of the current value of plan
                                assets.

                                None.








































                                      -19-

                                (H)
                           CURRENT VALUE
        (G)                 OF ASSET ON          (I)
        COST                TRANSACTION       NET GAIN
      OF ASSET                  DATE          OR (LOSS)























                          $1,0655,339
      $687,517

















                                      -20-
Exhibits:

  23           Consent of Coopers & Lybrand L.L.P. dated June 21, 1996.



                               SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: June 28, 1996               KYSOR INDUSTRIAL CORPORATION
                                   SAVINGS PLAN


                                   By: /S/ KENT J. ROSENAU
                                       Kent J. Rosenau
                                       Member, Kysor 401(k) Savings Plan
                                       for Non-Bargaining Employees
                                       Administrative Committee




























                                      -21-
                              EXHIBIT INDEX



EXHIBIT             DOCUMENT

  23                Consent of Coopers & Lybrand L.L.P. dated June 21,
                    1996